UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Physicians Formula Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

719427106

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3501

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 719427106	Page 2 of 9 Pages

13D

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,000
	8.	Shared Voting Power 3,166,943
	9.	Sole Dispositive Power 25,000
	10.	Shared Dispositive Power 3,166,943
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,191,943
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.2%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 719427106	Page 3 of 9 Pages

13D

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,166,943
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,166,943
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,191,943
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.2%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 719427106	Page 4 of 9 Pages

13D

1.	Names of Reporting Persons Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,166,943
	8.	Shared Voting Power
	9.	Sole Dispositive Power 3,166,943
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,191,943
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.2%
14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 719427106	Page 5 of 9 Pages

13D

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,166,943
	8.	Shared Voting Power
	9.	Sole Dispositive Power 3,166,943
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,191,943
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 719427106	Page 6 of 9 Pages

This Amendment No. 8 to the joint statement on Schedule 13D filed by the undersigned on November 10, 2008, with respect to the common stock, par value $0.01 per share, of Physicians Formula Holdings, Inc., a Delaware corporation (the “Initial Filing”), as amended by Amendment No. 1 on Schedule 13D filed by the undersigned on November 14, 2008, as amended by Amendment No. 2 on Schedule 13D filed by the undersigned on November 25, 2008, as amended by Amendment No. 3 on Schedule 13D filed by the undersigned on December 18, 2008, as amended by Amendment No. 4 on Schedule 13D filed by the undersigned on March 11, 2009, as amended by Amendment No. 5 on Schedule 13D filed by the undersigned on November 10, 2009, as amended by Amendment No. 6 on Schedule 13D filed by the undersigned on February 10, 2010, and as amended by Amendment No. 7 on Schedule 13D filed by the undersigned on May 3, 2010 (the Initial Filing, as so amended, the “Schedule 13D”), amends the Schedule 13D as follows:

1.	Item 3 of the Schedule 13D shall hereby be amended by adding the following two paragraphs immediately after the first paragraph:

“As described further below under Item 4, on August 14, 2012, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Physicians Formula Superior Holdings, LLC (“Parent”) and Physicians Formula Merger Sub, Inc. (“Merger Sub”), pursuant to which Parent has agreed to acquire the Issuer through the merger (the “Merger”) of Merger Sub with and into the Issuer.

As a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, on August 14, 2012, certain stockholders of the Company, including the Fund, who are entitled to vote an aggregate of approximately 22% of the outstanding shares of Common Stock, have each entered into separate voting agreements (the “Voting Agreements”) pursuant to which such stockholders have, among other things, agreed to vote their shares of Common Stock in favor of adoption of the Merger Agreement. The Fund entered into a Voting Agreement (the “Fund Voting Agreement”) with respect to 2,516,943 shares of Common Stock held by the Fund and 650,000 shares of Common Stock issuable upon the exercise of a warrant to purchase shares of Common Stock held by the Fund. The Reporting Persons have not received any monetary consideration as a result of the Fund entering into the Fund Voting Agreement and have not purchased any securities of the Issuer in connection with the transactions described herein.”

2.	Item 4 of the Schedule 13D shall hereby be amended by adding the following two paragraphs after the fourth paragraph:

“On August 14, 2012, the Issuer entered into the Merger Agreement, pursuant to which Parent will acquire the Issuer via the Merger. Parent and Merger Sub are affiliates of Swander Pace Capital, a private investment fund. As a result of the Merger, the Issuer, as the corporation surviving the Merger, will be a wholly owned subsidiary of Parent. The Merger Agreement provides that, upon consummation of the Merger, (i) each outstanding share of Common Stock (other than dissenting shares) will be converted into the right to receive $4.25 per share (the “Per Share Price”) in cash, and (ii) each outstanding warrant or option to purchase shares of Common Stock will be converted into the right to receive an amount in cash equal to the product of (1) the excess, if any,

CUSIP No. 719427106	Page 7 of 9 Pages

of the Per Share Price over the warrant’s or option’s exercise price per share and (2) the number of shares of Common Stock for which such warrant or option is exercisable. Consummation of the Merger is subject to customary conditions described in the Merger Agreement, including stockholder approval and all required regulatory approvals. The Merger Agreement may be terminated by either Parent or the Issuer under certain conditions described in the Merger Agreement. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to current report on Form 8-K filed by the Issuer on August 15, 2012 (the “Issuer Current Report”) and is incorporated by reference in its entirety into this Item 4.

Concurrently with the execution of the Merger Agreement, each of the Fund, Ingrid Jackel (the Issuer’s Chief Executive Officer), and Jeffrey P. Rogers (the Issuer’s President) entered into a separate Voting Agreement with Parent and Merger Sub. Under the Fund Voting Agreement, the Fund agreed, among other things and subject to certain exceptions set forth in the Fund Voting Agreement, (i) not to transfer the Fund’s shares of Common Stock, (ii) to vote the Fund’s shares of Common Stock in favor of the approval of the Merger and adoption of the Merger Agreement (and against any competing transaction) and (iii) not to initiate or solicit competing acquisition proposals, all on the terms and subject to the conditions set forth in the Fund Voting Agreement. The Fund Voting Agreement will terminate on the date that is the earlier to occur of (1) the date of the consummation of the Merger, (2) the date of termination of the Merger Agreement in accordance with its terms, (3) the date of any amendment to the Merger Agreement that reduces the amount paid per share of Common Stock in the Merger and (4) December 31, 2012. This summary of the Fund Voting Agreement is qualified in its entirety by reference to the full terms and provisions of the Fund Voting Agreement, a copy of which is filed as Exhibit 99.4 to the Issuer Current Report and is incorporated by reference in its entirety into this Item 4.”

3.	Item 5(a) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(a) In the aggregate, the Reporting Persons beneficially own, as of August 22, 2012, 3,191,943 shares of the Common Stock, representing approximately 22.2% of such class of securities. The Fund, the GP, as the sole general partner of the Fund, and Messrs. Lynch and Scharfman each beneficially owns, as of August 22, 2012, 3,191,943 shares of the Common Stock, representing approximately 22.2% of such class of securities. This beneficial ownership of 3,191,943 shares of the Common Stock consists of 2,516,943 shares of Common Stock held by the Fund, a warrant to purchase 650,000 shares of Common Stock held by the Fund, and an option to purchase 25,000 shares of Common Stock held by Mr. Lynch (the “Lynch Option”). These percentages of beneficial ownership are calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act of 1934, as amended (the “Exchange Act”), based on a total of 14,387,558 shares of Common Stock, consisting of 13,712,558 shares of the Common Stock outstanding as of August 14, 2012, as represented to by the Issuer in the Merger Agreement, and the 675,000 shares of Common Stock that the Reporting Persons collectively have the right to acquire pursuant to the warrant and the option described above. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a).

CUSIP No. 719427106	Page 8 of 9 Pages

As a result of the Voting Agreements, the Fund, together with the other stockholders who have each entered into separate Voting Agreements, may be deemed to constitute a ‘group’ under Rule 13d-5(b)(1) of the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of a group with these other stockholders for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such membership is expressly disclaimed. In addition, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owner of any Common Stock beneficially owned by any of these other stockholders for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.”

4.	Item 5(d) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(d) Mr. Lynch has assigned the economic benefit of the Lynch Option to the Management Company. Except as described in the foregoing sentence, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.”

5.	Item 5(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(c) Except as otherwise described herein, no Reporting Person effected any transaction in shares of the Common Stock from June 23, 2012 (the date 60 days prior to the date of filing of this statement) to August 22, 2012.”

6.	Item 6 of the Schedule 13D shall hereby be amended by adding the following paragraph after the eighth paragraph:

“The disclosure in the other Items of this Schedule 13D regarding the Fund Voting Agreement and the other Voting Agreements, including such disclosure in Items 3, 4 and 5, is incorporated by reference into this Item 6.”

7.	Item 7 of the Schedule 13D shall hereby be amended by adding the following Exhibit:

“Exhibit 20 Voting Agreement, dated as of August 14 2012, entered into by and among Physicians Formula Superior Holdings, LLC, Physicians Formula Merger Sub, Inc. and Mill Road Capital, L.P. (incorporated by reference to Exhibit 99.4 to the current report filed by the Issuer on August 15, 2012).”

8.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 719427106	Page 9 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	August 22, 2012

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Justin C. Jacobs
Justin C. Jacobs, attorney-in-fact

SCOTT P. SCHARFMAN

By:	/s/ Justin C. Jacobs
Justin C. Jacobs, attorney-in-fact